



James Darenkamp III · 2nd

Co-founder & CFO | Red Hat Coffee

Austin, Texas, United States · 500+ connections · **Contact info**

 **Red Hat Coffee**

 **San Diego State University**
California State University

Experience



Co-founder & CFO

Red Hat Coffee · Self-employed
Jul 2017 – Present · 3 yrs 9 mos
San Diego, California

• Responsible for capital structure, treasury activities, strategic planning process, and overall financial health of the business
• Lead for all activities associated with Finance, Marketing, Sales, Legal/Contracts, Procurement, Distribution, and Supplier & Customer Relations
• Produce demand planning scenarios to meet production and distribution requirements
• Led efforts to become Target Corporation approved vendor for cold brew coffee products
• Responsible for negotiations and deal approvals for regional draft and can distribution

Finance & Operations Manager

You & Yours Distilling Company
Sep 2018 – Apr 2019 · 8 mos
San Diego, CA

• Responsible for company financial reporting, payroll, product pricing, supplier sourcing and other financial related activities
• Led set-up and ongoing activities including brewing, quality control, and canning for RTD canned cocktail product line ...see more



Finance/Market Research Consultant

Self employed

Jul 2017 – Apr 2019 · 1 yr 10 mos

Greater San Diego Area

-Provide Finance and market related consulting services associated with the wireless and beverage industries



Finance Manager

Qualcomm

Feb 2010 – Jul 2017 · 7 yrs 6 mos

San Diego, California

QTL Finance
• Revenue modeling and P&L consolidation for $8B technology licensing business unit
• Forecasting, budgeting, and analysis of regional 3G/4G wireless handset and non-handset average selling prices (ASPs) and brand unit volumes   ...see more



Sr. Financial Analyst

BAE Systems

Jan 2004 – Jan 2010 · 6 yrs 1 mo

Greater San Diego Area

Information Technology (IT) – Overhead Management
• Supported the IT group with the annual overhead budget, capital plan, and ad hoc analysis
• Responsible for IT project controls including the coordination of the annual IT project plan
• Developed innovative processes and solutions within the organization   ...see more

Education



San Diego State University-California State University

Bachelor of Science (BS), Finance, General

2001 – 2004

Activities and Societies: Golden Key International Honour Society



National University

Master of Business Administration (M.B.A.), Finance

2005 – 2006

Skills & endorsements

Analysis · 14



Financial Analysis · 13

 Endorsed by **Joel Weiner, who is highly skilled at this**

 Endorsed by **8 of James' colleagues at Qualcomm**

Financial Modeling · 10

 Endorsed by **7 of James' colleagues at Qualcomm**

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